Exhibit 99.7

FOR IMMEDIATE RELEASE

2, place de la Coupole La Défense 6 92 400 Courbevoie France Fax : 33 (1) 47 44 68 21 Catherine ENCK Tel. 33 (1) 47 44 37 76	TotalFinaElf Raises Interest in Qatar’s Al Khalij Field to 100%

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Christine MELVILLE
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Thomas SAUNDERS
Tel. : 33 (1) 47 44 42 30

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 7 087 201 730 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com	Paris — May 29, 2002 — TotalFinaElf has signed an agreement to purchase ENI’s 45% interest in the Al Khalij oil field offshore Qatar. Under the terms of the agreement, the Group, as operator of the field, will increase its interest from 55% to 100%.

The Al Khalij field was brought on stream in March 1997. Its production capacity will be increased to 60,000 barrels per day upon completion of the drilling campaign currently underway.

This acquisition, which has been approved by Qatar authorities, further strengthens TotalFinaElf’s position in Qatar, where the Group is a major stakeholder in the Dolphin gas project aimed at the supply of gas to the United Arab Emirates from the North Field. It is also a key partner in Qatargas (LNG production) and the petrochemicals industry.
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